Exhibit 99.1

Nano Dimension Business Functions As Usual

Operations Are Running Uninterrupted from its Locations in Israel, the USA, Germany, Switzerland, UK, and the Netherlands

With Approximately 30% of its Customers in Defense Sectors, All Should Expect Deliveries and Responsive Service as Usual

Leadership Is Offering Organized Support for Employees and Their Families in Israel

Waltham, Mass., Oct. 09, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printing solutions, shared the below statements today.

The War in Israel with Hamas terrorists, which began in the morning of October 7th, has affected many lives, including those of Nano Dimension employees.

The Company has operations around the globe, as well as R&D and manufacturing facilities in Israel.  Unfortunately, there are many stories of tragedies amongst the family and friends of our employees. But there are also stories of hope and strength as a number of our people have stepped up to fulfill their responsibilities, with many serving their Israel Defense Force (“IDF”) reserve duty roles, while others support the effort in a myriad of other ways.

The management of the Company has set up a “Support Center” in its Israeli facilities, to address all facets of the Company’s responsibilities to its employees, customers, and other stakeholders. Naturally, the safety of our employees is of the greatest priority at this time, but all aspects of the Company – from sales to R&D to finance - continue to operate as normal.

The War in Israel will end decisively with proper actions to eliminate the Terrorists atrocities and threats. In the meantime, our employees will, as they always do, fulfill their responsibilities without respite.

Yoav Stern, Chief Executive Officer of Nano Dimension, added, “I have personally lived through six wars and fought in some of them. We always win at the end because we do not freeze when it happens. We keep going with everyone doing the best that they know to do at that time. And at Nano Dimension, the best we know now is to serve you, our customers, and to support our employees to any extent needed. The Nano Dimension team wants to clearly send our thoughts and prayers to anyone who has been sadly touched by the barbarisms performed by the fanatics. What we have seen thus far is tragic. However, we will do what is necessary while fighting to win. I am proud to say that Nano Dimension is a resilient company because of its people worldwide, and Israelis specifically. Not only during times like this, but actually because of times like this, our employees know how to continue operating under challenging circumstances. We are committed to fulfill all our responsibilities at once and be better in each area: We will handle our employees’ special needs at this time and continue to sell to and support our customers worldwide with as strong commitments and performance as always.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its expectations regarding deliveries and service. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties.. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com